NO ACT

PE
1-6-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001056

Received SEC
JAN 15 2009
Washington, DC 20549

January 15, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-15-09

Timothy M. Sullivan
Hinshaw & Culbertson LLP
222 North LaSalle Street, Suite 300
Chicago, IL 60601-1081

Re: Midwest Banc Holdings, Inc.
Incoming letter dated January 6, 2009

Dear Mr. Sullivan:

This is in response to your letter dated January 6, 2009 concerning the submission to Midwest Banc by Dan Nagle. We also have received a letter from the proponent dated January 10, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Dan Nagle

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Midwest Banc Holdings, Inc.
Incoming letter dated January 6, 2009

The submission nominates an individual for membership on Midwest's board of directors.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Midwest may exclude it under rule 14a-8(i)(8), as relating to an election to Midwest's board of directors. Accordingly, we will not recommend enforcement action to the Commission if Midwest omits the submission from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DAN NAGLE

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***
***fax FISMA & OMB Memorandum M-07-16 ***
Email FISMA & OMB Memorandum M-07-16 ***

January 10, 2009

U. S. Securities Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Midwest Banc Holdings, Inc [MBHI]
Response to Objections filed by Hinshaw dated January 6, 2009

Ladies & Gentlemen:

On December 1, 2008 I advised MBHI's Board of Directors and Registered Agent that I am nominating my son, James Nagle, for a seat on MBHI's Board and to have his name placed on the ballot at the annual shareholders' meeting to be held in May 2009. I did not and am not asking for any specific Proposal or Resolution. [A copy of that letter is attached hereto as "Exhibit 1"].

I have been a long-term shareholder of Midwest Banc Holdings, Inc. and Midwest Bank and Trust Company. At present my wife and I own in excess of THREE HUNDRED SIXTY THOUSAND (360,000) shares of MBHI stock which is approximately 1.4% of the outstanding common shares. Also, I was a member of Midwest Bank and Trust Company's Board of Directors for some thirty years and was a member of MBHI's Board since it's inception. I elected not to stand for reelection to the boards in May 2006. During my tenure on the boards, I was at various times Chairman of the Loan Committee, Chairman of the Audit Committee and Corporate Secretary and served as a member of various other committees.

The rationale that I wish to have my son elected to the Board of Directors is that, in my opinion, the Board has not only been inattentive and derelict in its fiduciary duties as board members but has been wasteful of corporate assets, specifically:

* James J. Giancola, the Chief Executive Officer, was awarded a TWO HUNDRED THOUSAND DOLLAR ($200,000.00) bonus in 2007 during the year in which time the stock price dropped 47.7% from $23.75 to $12.42;

* Mr. Giancola joined Midwest Banc Holdings, Inc. and immediately became its CEO in September 2004. At year-end 2004, the per share common stock price was $21.78. Yesterday the price of the stock closed at $1.63. During the CEO's four-year tenure shareholders have lost 92.135% of their share value.

* Mr. Giancola has contended that Midwest Banc Holdings, Inc. or Midwest Bank management was at fault in failing to furnish him with the requisite federal income tax forms, relating to the bonus paid him, and as a result of this purported failure, the Bank or Holding Company should pay his income tax liability and/or any interest or penalties that may be assessed — I am making this statement solely based upon what I have been told;

* Management, obviously with Board approval, maintained an *investment* in Freddie Mac and Fannie Mae preferred stocks of some EIGHTY-EIGHT MILLION DOLLARS ($88,000,000.00); this *investment* represented approximately 25% of capital or 2% of assets;

* Quarterly cash dividends have been paid regularly since the 1960s. During 2006 and 2007 yearly per-share dividends of $0.51 and $0.52 respectively have been paid. The dividend pay out to shareholders is now ZERO;

* Stockholder equity has been substantially reduced because additional capital was needed, and approximately THIRTY-THREE MILLION DOLLARS ($33,000,000.00) in preferred stock had to be sold. Then further dilution of shareholder equity was incurred when approximately EIGHTY-FOUR MILLION EIGHT HUNDRED THOUSAND DOLLARS ($84,800,000.00) in TARP funds were obtained.

Based on the foregoing, I would respectfully request that the Staff recommend that Midwest Banc Holdings, Inc. place James Nagle's name be placed in nomination for membership to its Board of Directors at the annual shareholder meeting to be held in May 2009. I notice that counsel for MBHI, in his letter objecting to my nomination requested that *(S)hould the staff disagree with our conclusions regarding the omission of the Proposal from Midwest's proxy materials, we be given the opportunity to confer with a member of the Staff before the issuance of its response.* I too would make the same request should the Staff object to my request to add James Nagle's name to the ballot for election to MBHI's Board of Directors.

Regards,

DAN NAGLE

Enc (1)
cc: Timothy M. Sullivan
James J. Giancola, CEO
Percy L. Berger, Chairman MBHI

HINSHAW
& CULBERTSON LLP

RECEIVED

2009 JAN -7 PM 3:47

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ATTORNEYS AT LAW
222 North LaSalle Street
Suite 300
Chicago, IL 60601-1081

312-704-3000
312-704-3001 (fax)
www.hinshawlaw.com

January 6, 2009

Via UPS Overnight

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Midwest Banc Holdings, Inc. Stockholder Proposal Submitted by Dan Nagle

Ladies and Gentlemen:

Our client Midwest Banc Holdings, Inc., a Delaware corporation ("***Midwest***"), received a letter, dated December 1, 2008, from Dan Nagle (the "***Proponent***") submitting a proposal (the "***Proposal***"). This request is being submitted in the contingency that the Proponent might wish for the Proposal to be included in Midwest's proxy card and other proxy materials for the next annual meeting of Midwest's stockholders, although the Proponent does not so specify in his December 1, 2008 letter.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and on behalf of Midwest, we request confirmation that the Staff of the Securities and Exchange Commission (the "***Staff***") will not recommend enforcement action if, for the reason stated below, Midwest excludes the Proposal from its proxy card and other proxy materials to be distributed to Midwest's stockholders in connection with its annual meeting. Midwest expects to file its definitive proxy materials with the Commission on or about April 3, 2009. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Midwest files its definitive proxy materials.

According to the December 1, 2008 letter, the Proposal consists of the nomination of one representative of the Proponent (his son) for election to the board of directors of Midwest. Attached to this letter is a copy of the December 1, 2008 letter from the Proponent to Midwest.

Pursuant to Rule 14a-8(j)(2), six additional copies of this letter and the attachments are enclosed. Pursuant to Rule 14a-8(j)(1), and on behalf of Midwest, we are simultaneously providing a copy of this letter and the attachments to the Proponent.

Reasons for Excluding the Proposal

We believe that the Proposal may be excluded from Midwest's proxy card and other proxy materials under Rule 14a-8(i)(8) because the Proposal provides for the election of a nominee of the Proponent to the board of directors of Midwest.

Discussion

1. The Proposal provides for the election of the nominee of the Proponent to the board of directors of Midwest and, therefore, is excludable under Rule 14a-8(I)(8).

Rule 14a-8(i)(8) permits a company to exclude a proposal that "relates to a nomination or an election for membership on the company's board of directors." The Commission has consistently taken the position that proposals relating to the election of particular persons to a board of directors, like the Proposal here, may be excluded. See, e.g., Transmeta Corporation (June 25, 2008); Lipid Sciences, Inc. (May 2, 2002); United Park City Mines (June 30, 1983). Since the Proponent seeks to nominate for election a specifically named individual, we believe that Midwest may properly exclude the Proposal pursuant to Rule 14a-8(i)(8).

Conclusion

For the foregoing reason, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if Midwest excludes the Proposal from Midwest's proxy card and other proxy materials for its 2009 annual stockholders' meeting.

If the Staff has any questions, requires additional information or has formulated a response to our request, please contact me by telephone at (312) 704-3852, by facsimile at (312) 704-3001 or by email tmsullivan@hinshawlaw.com. Should the Staff disagree with our conclusions regarding the omission of the Proposal from Midwest's proxy materials, we would appreciate the opportunity to confer with a member of the Staff before the issuance of its response. In addition to the six copies of this letter required pursuant to Rule 14a-8(j), we have included an extra copy. If you would kindly acknowledge receipt of this letter and the enclosures by date-stamping the extra copy and returning it to me in the self-addressed, stamped envelope, I would appreciate it.

Sincerely,

Hinshaw & Culbertson LLP

Timothy M. Sullivan
tsullivan@hinshawlaw.com

Enclosure
cc: James J. Giancola, CEO of Midwest Banc Holdings, Inc.
Dan Nagle

RECEIVED

2009 JAN -7 PM 3:47

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

DAN NAGLE

*** FISMA & OMB Memorandum M-07-16 ***

fax
Email *** FISMA & OMB Memorandum M-07-16 ***

December 1, 2008

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

Re: Midwest Banc Holdings, Inc [MBHI]

Gentlemen:

I wish to advise you that I hereby nominate **JAMES P. NAGLE** to become a director of Midwest Bank Holdings, Inc for which he will stand for election at the next annual shareholders' meeting which will probably be held in May 2009. You may contact Mr. Nagle at *** FISMA & OMB Memorandum M-07-16 *** His telephone number is *** FISMA & OMB Memorandum M-07-16 *** and email address at *** FISMA & OMB Memorandum M-07-16 ***

Mr. Nagle is the holder of approximately 3,000+ shares of Midwest Banc Holdings, Inc. common stock.

This notice is being given to you at this time in order that his qualifications may be checked out by the regulators and any other interested party(ies).

Regards,

Dan Nagle

DAN NAGLE

We the undersigned being holders of shares of Midwest Banc Holdings, Inc.'s common stock hereby approve and second the nomination of James P. Nagle to become a member of the Board of Directors of Midwest Banc Holdings, Inc.

Date at Scottsdale, Arizona this 27th day of November, 2008

Thomas McDonnell

Ellen McDonnell

Rodney Zeibig

Catherine Zeibig

END